UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
A.	Name of issuer or person filing (the “Filer”): Terra Nova Royalty Corporation

B.	This is
☒	an original filing for the Filer

☐	an amended filing for the Filer
C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Terra Nova Royalty Corporation

Form type:	Form F-10

File Number (if known):	333-168375

Filed by:	Terra Nova Royalty Corporation

Date Filed (if filed concurrently, so indicate):	Filed Concurrently
D.	The Filer is organized under the laws of British Columbia, Canada and has its principal place of business at Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, telephone number (604) 683-5767.

E.	The Filer designates and appoints C T Corporation System (the “Agent”) located at 111 Eighth Avenue, New York, New York, 10011, telephone number (212) 590-9332 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in
(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on July 29, 2010 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Securities and Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 refers.
The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, this 28th day of July, 2010.

Filer:	TERRA NOVA ROYALTY CORPORATION
	By:	/s/ Michael J. Smith
Michael J. Smith
Chairman, President and Chief Executive Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

C T CORPORATION SYSTEM As Agent for Service of Process for Terra Nova Royalty Corporation
By:	/s/ Nancy Lydon
	Name:	Nancy Lydon
	Title:	Vice President
	Date:	July 28, 2010

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